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THE HARMONY GOLD MINING COMPANY LIMITED
2006 SHARE PLAN
adopted by
HARMONY GOLD MINING COMPANY LIMITED
(Registration Number: 1950/038232/06)
approved by resolution passed at a general meeting of the Company held at Randfontein on
10
th
of November 2006, and as further amended at the annual general meeting of the
Company held at
–
·
the Johannesburg Country Club on 1 December 2010
in order to comply with the
amendments to Schedule 14 of the JSE Limited Listing Requirements. [Sch 14.1]
;
and
·
[ the Hilton Hotel, 138 Rivonia Road
on
[ December 23 November
2015
,.
in order to comply with the amendments to Schedule 14 of the JSE Limited Listing
Requirements. [Sch 14.1]

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1 December 2010 shareholders approved, updated 18 September 2013 in line with Comp Act, updated 22 January
2014 – JSE approved

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TABLE OF CONTENTS
PART 1 - INTRODUCTION......................................................................................................
5
1
DEFINITIONS AND INTERPRETATION.......................................................................
5
2
PURPOSE .................................................................................................................
14
PART 2 - ADMINISTRATION OF THE PLAN .........................................................................
14
3
THE PLAN .................................................................................................................
14
4
ADMINISTRATION OF THE PLAN.............................................................................
14
5
ANNUAL ACCOUNTS [Sch 14.8] .............................................................................
15 14
6
AVAILABILITY OF SHARES ......................................................................................
15
7
FUNDING ..................................................................................................................
15
8
MAXIMUM NUMBER OF SHARES WHICH MAY BE ACQUIRED BY
PARTICIPANTS .........................................................................................................
16
PART 3 – THE PERFORMANCE SHARE METHOD..............................................................
16
9
AWARDS [Sch 14.1(f)] .............................................................................................
16
10
SETTLEMENT OF PERFORMANCE SHARES ..........................................................
17
11
LIMITATIONS ON THE SETTLEMENT OF PERFORMANCE SHARES .....................
18
12
TIME FOR THE SETTLEMENT OF PERFORMANCE SHARES.................................
19
13
TERMINATION OF EMPLOYMENT [Sch 14.1(h)].....................................................
19
14
EXTENT TO WHICH PERFORMANCE SHARES UNDER AN AWARD ARE
AVAILABLE FOR SETTLEMENT ON TERMINATION OF EMPLOYMENT
[Sch 14.1(h)] .............................................................................................................
19
PART 4 – THE SHARE APPRECIATION METHOD ...............................................................
20
15
ALLOCATION [Sch 14.1(f)]......................................................................................
20

VESTING OF SHARE APPRECIATION RIGHTS .......................................................

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17
CONSEQUENCES OF VESTING...............................................................................
22
18
TERMINATION OF EMPLOYMENT [Sch 14.1(h)].....................................................
23
19
EXTENT TO WHICH SHARE APPRECIATION RIGHTS UNDER AN
ALLOCATION ARE AVAILABLE FOR VESTING ON TERMINATION OF
EMPLOYMENT [Sch 14.1(h)] ...................................................................................
24 23
20
THE GRANT [Sch 14.1(f)] ........................................................................................
24
21
MATCHING................................................................................................................
25
22
PERFORMANCE SHARES ........................................................................................
26 25
23
CONSEQUENCES OF VESTING OF RESTRICTED SHARES ..................................
26
24
TERMINATION OF EMPLOYMENT [Sch 14.1(h)].....................................................
27 26
PART 6 - GENERAL ..............................................................................................................
28 27
25
PARTICIPATION BY EXECUTIVE DIRECTORS ........................................................
28 27
26
INSOLVENCY............................................................................................................
28
27
POOR PERFORMANCE AND DISCIPLINARY PROCEDURES [Sch
14.1(h)]......................................................................................................................
28
28
DIVIDENDS ...............................................................................................................
28
29
FAMILY ENTITIES .....................................................................................................
29 28
30
RIGHTS PRIOR TO SETTLEMENT ...........................................................................
29
31
ADJUSTMENTS [Sch 14.3] ......................................................................................
29
32
REACQUISITION [Sch 14.3(f)] .................................................................................
30
33
TAX LIABILITY...........................................................................................................
31 32
34
LISTINGS AND LEGAL REQUIREMENTS .................................................................
31
35
AMENDMENT OF THE PLAN [Sch 14.2]..................................................................
32 31

STRATE.....................................................................................................................
33 32

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37
DISPUTES.................................................................................................................
33
38
PROFITS AND LOSSES AND TERMINATION OF THE PLAN ...................................
33
39
DOMICILIUM AND NOTICES.....................................................................................
34 33
40
COMPLIANCE [Sch 14 Generally] ...........................................................................
34

GENERAL PROVISIONS ...........................................................................................
35 34

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PART 1 - INTRODUCTION
1
DEFINITIONS AND INTERPRETATION
1.1
In these Rules, unless expressly stipulated to the contrary or unless the context clearly indicates a contrary intention, the following words and expressions shall bear the following meanings (and cognate words and expressions shall bear corresponding meanings) -
1.1.1
"Act" - the Companies Act
71 of 200861 of 1973
, as amended or substituted;
1.1.2
"Allocation" – the allocation of Share Appreciation Rights to an Eligible
Employee in terms of 15.1 (read with 15.2) and the words "allocated" and
"allocate" shall be construed accordingly;
1.1.3
"Allocation Date" – the date on which the Board resolves to make an
Allocation to an Eligible Employee; [Sch 14.13]
1.1.4
"Allocation Letter" – a letter containing the information specified in 15.2 sent by the Board to a Participant informing the Participant of the making of an
Allocation to him;
1.1.5
"Allocation Price" – the price attributable to a Share Appreciation Right, being a price equal to the Fair Market Value of a Share on the Allocation Date;
1.1.6
"Any Other Plan" - any share plan or scheme approved by the members of the
Company in general meeting (other than the Plan) which provides for the acquisition of, or subscription for, shares in the Company by, or on behalf of, employees, directors (whether executive or non-executive) or other officers of the members of the Group; provided that such plan or scheme is in operation;
1.1.7
"Applicable Laws" – in relation to any person or entity, all and any -
1.1.7.1
statutes, subordinate legislation and common law;
1.1.7.2
regulations;
1.1.7.3
ordinances and by-laws;
1.1.7.4
accounting standards;
1.1.7.5
directives, codes of practice, circulars, guidance notices, judgments and decisions of any competent authority,
compliance with which is mandatory for that person or entity;
1.1.8
“Auditors” – the registered auditors of the Company from time to time;
1.1.9
"Award" - the award to an Eligible Employee of Performance Shares in terms of 9.1 (read with 9.2) and the word "awarded" shall be construed accordingly;

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1.1.10
"Award Date" – the date on which the Board resolves to make an Award to an
Eligible Employee; [Sch 14.13]
1.1.11
"Award Letter" – a letter containing the information specified in 9.2 sent by the
Board to a Participant informing the Participant of the Award to him;
1.1.12
"Board" - the board of directors for the time being of the Company, acting either through itself, through any committee of its members appointed by it from time to time and/or through the Secretary, whichever is charged by the Board with the administration of the Plan;
1.1.13
“Business Day” – any day on which the JSE is open for the transaction of business;
1.1.14
"Change of Control" – means all circumstances where a party (or parties acting in concert), directly or indirectly, obtains -
1.1.14.1
beneficial ownership of the specified percentage or more of the
Company's issued Shares; or
1.1.14.2
control of the specified percentage or more of the voting rights at meetings of the Company; or
1.1.14.3
the right to control the management of the Company or the composition of the Board; or
1.1.14.4
the right to appoint or remove directors holding a majority of voting rights at Board meetings; or
1.1.14.5
the approval by the Company's shareholders of, or the consummation of, a merger or consolidation of the Company with any other business or entity, or upon a sale of the whole or a major part of the Company's assets or undertaking.
For the purposes of this 1.1.14 the expression "specified percentage" shall bear the meaning assigned to it from time to time in the
Takeover Regulations
Code
read with the Act, presently being 35%;
1.1.15
"Code" – the Securities Regulation Code and Rules of the Securities Regulation
Panel, promulgated under section 440C of the Act;
1.1.161.1.15
"Company" – Harmony Gold Mining Company Limited (registration number
1950/038232/06), a company incorporated in accordance with the laws of the
RSA;
1.1.171.1.16
"Date of Termination of Employment" – the date upon which a Participant is no longer employed by, or ceases to hold salaried office in, any Employer

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Company; provided that, where a Participant's employment is terminated without notice or on terms in lieu of notice, the Date of Termination of
Employment shall be deemed to occur on the date on which the termination takes effect, and where such employment is terminated with notice, the Date of
Termination of Employment shall be deemed to occur upon the date on which that notice expires;
1.1.181.1.17
“Dismissal based on Operational Requirements” – the retrenchment of a
Participant based on the Employer Company’s economic, technological, structural or similar needs;
1.1.191.1.18
"Eligible Employee" – a person eligible for participation in the Plan, namely a senior employee of any member of the Group, including any present or future director holding salaried employment or office which employee shall be selected by the Board from time to time in its discretion (subject to the proviso that no person may participate in a decision affecting his own rights or obligations in terms of the Scheme), but excluding any non-executive director;
[Sch 14.1(a)]
1.1.201.1.19
“Employee” – any person holding full-time salaried employment or office
(including any executive director) of any Employer Company; [Sch 14.1(a)]
1.1.211.1.20
"Employer Company" – that member of the Group that is
(or was, in relation to
a Retired
Executive Manager
)
the employer of a particular Participant; [Sch
14.1(a)]
1.1.21
"Executive Manager" means a Participant who is an executive manager within the Group as at his/her Retirement Date;
1.1.22
"Fair Market Value" – in relation to a Share on any particular day, shall be the volume weighted average price of a Share on the JSE over either (a) the twenty Trading Days immediately prior to the day in question; (b) such shorter period, being less than twenty Trading Days immediately prior to the day in question, as the Board may determine;
1.1.23
"Family Company" – any company or close corporation, the entire issued share capital or member's interest of which is held and beneficially owned by all or any of a Participant, his lawful spouse, his lawful children and/or his Family
Trust; [Sch 14.1(a)]
1.1.24
"Family Entity" - a Family Company or a Family Trust; [Sch 14.1(a)]
1.1.25
"Family Trust" – a trust constituted solely for the benefit of all or any of a
Participant, his lawful spouse and/or his lawful children; [Sch 14.1(a)]
1.1.26
“Fault Termination” - the termination of employment of a Participant by the

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Group by reason of -
1.1.26.1
misconduct;
1.1.26.2
poor performance; or
1.1.26.3
resignation by the Participant. [Sch 14.1(h)]
1.1.27
"Full Performance Criteria" – the Performance Criteria set at the level at which, if met, would indicate exceptional performance over any given period;
1.1.28
“Grant” – the grant to an Eligible Employee to participate in the Restricted
Share Method;
1.1.29
“Grant Date” – the date on which a Grant is made to an Eligible Employee;
[Sch 14.13]
1.1.30
“Grant Letter” – a letter containing the information specified in 20.2 sent by the Board to an Eligible Employee informing the Eligible Employee of the Grant and its terms;
1.1.31
"Group" - the Company and any other company, body corporate or other undertaking which is or would be deemed to be a subsidiary of the Company in terms of the Act, and the expression "member of the Group" shall be construed accordingly; [Sch 14.1(a)]
1.1.32
"Implementation Date" – in relation to a Change of Control, the date upon which such Change of Control becomes effective;
1.1.33
"JSE" - a company duly registered and incorporated with limited liability under the company laws of the Republic of South Africa with registration number
2005/022939/06, licensed as an exchange under the Securities Services Act,
2004, or its successor;
1.1.34
"LRA" – the Labour Relations Act 66 of 1995, as amended or substituted;
1.1.35
“Matching Award” – a conditional award of Performance Shares or Restricted
Shares made to a Participant under clauses 21.1.2, or 23.4.3;
1.1.36
“Matching Award Ratio” – the ratio of Performance Shares or further
Restricted Shares matched by the Company in respect of every Restricted
Share;
1.1.37
"Maximum Period" – in relation to Share Appreciation Rights and Restricted
Shares, the period commencing on an Allocation Date or Grant Date and expiring on the earlier of either (a) on the sixth anniversary of that Allocation
Date or Grant Date; or (b) in the case of Share Appreciation Rights or

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Restricted Shares vesting in a Participant pursuant to his employment being terminated for any reason contemplated in 18 or 24, 12 months after the Date of Termination of Employment; provided that -
1.1.37.1
the Board shall extend the Maximum Period on written notice to
Participants if and to the extent necessary to take account of the fact that the last day of the Maximum Period falls on a date on which, or during a period in which, -
1.1.37.1.1
by virtue of any Applicable Law or any policy of the Group (including any corporate governance policy) it is not permissible to Settle a Share
Appreciation Right; or
1.1.37.1.2
by virtue of any Applicable Law or any policy of the Group (including any corporate governance policy) a Participant would be precluded from receiving or otherwise dealing/trading in Shares; or
1.1.37.1.3
the Board may, in its sole discretion, extend the Maximum Period on written notice to Participants if and to the extent necessary to take account of the fact that any category of Participants has, in any 12 month period preceding the last day of the Maximum Period, been precluded from receiving or otherwise dealing/trading in Shares for five or more months;
1.1.38
“No Fault Termination” – the termination of employment of a Participant by the
Group by reason of -
1.1.38.1
death;
1.1.38.2
injury, disability or ill-health, in each case as certified by a qualified medical practitioner nominated by the relevant Employer Company;
1.1.38.3
Dismissal based on Operational Requirements as contemplated in the
LRA;
1.1.38.4
retirement on or after his Retirement Date;
1.1.38.5
the company by which he is employed ceasing to be a member of the
Group;
1.1.38.6
mutual agreement; or
1.1.38.7
the undertaking in which he is employed being transferred to a transferee which is not a member of the Group; [Sch 14.1(h)]
1.1.39
"Participant" – in the case of -
1.1.39.1
the Performance Share Method, an Eligible Employee to whom an
Award has been made and who has accepted same in terms of 9.6;

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1.1.39.2 the Share Appreciation Method, an Eligible Employee to whom an
Allocation of Share Appreciation Rights has been made and who has accepted same in terms of 15.6;
1.1.39.3 the Restricted Share Method, an Eligible Employee who has accepted a
Grant;
and includes the executor of the Participant’s deceased estate or Family Entity where appropriate, but excludes non-executive directors who are members of the Board; [Sch 14.1(a)]
1.1.40
"Performance Criteria" – the performance criteria for both the Performance
Share Method and the Share Appreciation Method as determined by the Board from time to time;
1.1.41
"Performance Share Method" – the method of participation in this Plan detailed in Part 3 of these Rules;
1.1.42
"Performance Shares" – Shares which have been conditionally awarded to an
Eligible Employee in terms of an Award Letter as described in 9.2.1 or a
Matching Award in terms of 21.1.2;
1.1.43
"Plan" – The Harmony Gold Mining Company Limited 2006 Share Plan the
terms of which are embodied in these Rules and which entails participation therein through the Share Appreciation Method, the Performance Share
Method and/or the Restricted Share Method;
1.1.44
“Restricted Shares” – Shares which have been conditionally Granted to and accepted by a Participant in terms of a Grant Letter as described in 20;
1.1.45
“Restricted Share Method” – the method of participation in this Plan detailed in Part 5 of these Rules;
1.1.46
"Retired
Executive Manager
" means a
n Executive Manager
who
retired in
accordance with clause
13.2
,
18.2
and/or
24.2
;
1.1.47
"Retirement Date" - the earliest date on which, or age at which, an Eligible
Employee can be required to retire by any Employer Company or, if sooner, the date on which or age at which he has agreed to take early retirement;
1.1.48
"RSA" – the Republic of South Africa;
1.1.49
"Rules" – these Rules, as amended from time to time;
1.1.50
"Secretary" – the company secretary for the time being of the Company;
1.1.51
"Settled" – in relation to a Share, shall mean either -
1.1.51.1 the allotment and issue by the Company of such Share into the name of

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a Participant; or
1.1.51.2
if the Company so elects at any time prior to the Vesting Date, the procuring by the Company of the transfer of such Share by an Employer
Company into the name of a Participant through the acquisition thereof on behalf of a Participant or otherwise,
and the words "Settlement" and "Settle" shall be construed accordingly. It is recorded that any Shares which have been Settled to a Participant in terms of this Plan shall rank pari passu with Shares in all respects; [Sch 14.9(c)] [Sch
14.1(e)]
1.1.52
"Shares" - ordinary shares
in the capital of the Company (or such other class of
shares as may represent the same as a result of any reorganisation, reconstruction or other variation of the share capital of the Company to which the provisions of the Plan may apply from time to time); of a par value of R0.50 each in the capital of the Company (or such other class of shares as may represent the same as a result of any reorganisation, reconstruction or other variation of the share capital of the Company to which the provisions of the
Plan may apply from time to time);
1.1.53
"Share Appreciation Method" – the method of participation in this Plan detailed in Part 4 of these Rules;
1.1.54
"Share Appreciation Right" – a Share Appreciation Right awarded to an
Eligible Employee in terms of 15.1 (read with 15.2). For the avoidance of doubt it is recorded that Share Appreciation Rights do not constitute equity in the
Company;
1.1.55
"Takeover Regulations" – the regulations on Takeovers prescribed by the
Takeover Regulation Panel under the Act;
1.1.56
"Target Performance Criteria" – the Performance Criteria set at the level at which performance is expected over any given period;
1.1.57
"Tax - any present or future tax or other charge of any kind or nature whatsoever imposed, levied, collected, withheld or assessed by any competent authority, and includes all income tax (whether based on or measured by income/revenue or profit or gain of any nature or kind or otherwise and whether levied under the Tax Act or otherwise), capital gains tax, value-added tax and any charge in the nature of taxation, and any interest, penalty, fine or other payment on, or in respect thereof but specifically excluding issue duty, stamp duty, marketable securities tax and uncertificated securities tax;
1.1.58
"Tax Act" - the Income Tax Act 58 of 1962, as amended or substituted;

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1.1.59
“Threshold Performance Criteria” – the point at which the application of the
Performance Criteria is deemed to be insufficient to justify the vesting of any
Performance Shares;
1.1.60
"Trading Day" – any day on which the Shares are capable of being traded on the JSE;
1.1.61
"Vesting Date" - in relation to:
1.1.61.1
an Award, the date on which Performance Shares shall be Settled to a
Participant as described in 10, which date shall, subject to 10, 13 and 25, be three years from the Award Date;
1.1.61.2
an Allocation, the date from which Share Appreciation Rights vest and may be exercised by Participants as described in 16, which date shall, subject to 16, 24, 25 and the required Performance Criteria having been met, be the following:
1.1.61.2.1
one third of the Allocation on the third anniversary of the Allocation Date;
1.1.61.2.2
a second third of the Allocation on the fourth anniversary of the Allocation
Date; and
1.1.61.2.3
the final third of the Allocation on the fifth anniversary of the Allocation
Date;
1.1.61.3
a Grant, the date from which Restricted Shares may be exercised by
Participants as described in 23, which date shall, subject to 24 and 25, be at least three years from the Grant Date;
provided that if any of the above dates falls on a date which, or during a period in which, -
1.1.61.4
by virtue of any Applicable Law or any policy of the Group (including any corporate governance policy) it is not permissible to Settle Shares to a
Participant; or
1.1.61.5
by virtue of any Applicable Law or any policy of the Group (including any corporate governance policy) it is not permissible for a Participant to receive or otherwise deal/trade in Shares,
the Vesting Date shall be the fifth Trading Day after the date on which it becomes permissible to Settle Shares to a Participant and/or for the Participant
to receive or deal/trade in Shares (as the case may be);
1.1.62
In these Rules -
1.1.63
clause headings are used for convenience only and shall be ignored in its

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interpretation;
1.1.64
unless the context clearly indicates a contrary intention, an expression which denotes -
1.1.64.1
any gender includes the other genders;
1.1.64.2
a natural person includes an artificial person (whether corporate or unincorporate) and vice versa;
1.1.64.3
the singular includes the plural and vice versa;
1.1.65
unless the context clearly indicates a contrary intention, words and expressions defined in the Act shall bear the meanings therein assigned to them;
1.1.66
any reference to any statute shall be to that statute, as amended from time to time and to any statutory substitution of that statute; and
1.1.67
the use of the word "including" or "includes" or "include" followed by a specific example shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s;
1.1.68
the word "reacquired" when used in relation to an Allocation, an Award, a
Grant, Performance Shares, Share Appreciation Rights or Restricted Shares
shall mean the acquisition and/or cancellation of such Allocation, Award, Grant,
Performance Shares, Share Appreciation Rights or Restricted Shares (as the
case may be) from a Participant by or on behalf of the Company (whichever
Allocated the Share Appreciation Rights, Awarded the Performance Shares or
made the Grant of Restricted Shares, as the case may be) for, where applicable, a total consideration at par value;
1.1.69
the words "vest", "vesting" and "vested" when used in relation to:
1.1.69.1
a Performance Share shall mean that such Performance Share shall become exercisable in accordance with 10;
1.1.69.2
a Share Appreciation Right shall mean that such Share Appreciation
Right shall become exercisable in accordance with 16;
1.1.69.3
a Restricted Share shall mean that such Restricted Share shall become exercisable in accordance with 23;
1.1.70
a Participant who ceases to be employed by an Employer Company on the basis that he is -
1.1.70.1
immediately thereafter employed by another Employer Company;
1.1.70.2
thereafter re-employed by such Employer Company pursuant to it being

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determined that his employment was terminated on a basis which was not lawful in terms of the LRA;
shall be deemed not to have terminated his employment for the purposes of the
Plan and his rights shall be deemed to be unaffected; [Sch 14.1(h)]
1.1.71
a Participant who is a director of any Employer Company who retires and/or resigns on the basis that he is immediately re-elected in accordance with the articles of association or other constitutional documents of that Employer
Company shall be deemed not to have terminated his employment with that
Employer Company. [Sch 14.1(h)]
1.2
If any provision in 1.1 is a substantive provision conferring any right or imposing any obligation on anyone, effect shall be given to it as if it were a substantive provision in the body of these Rules.
1.3
When any number of days is prescribed in these Rules, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a
Saturday, Sunday or official public holiday, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or official public holiday.
2
PURPOSE
The purpose of the Plan shall be to attract, retain, motivate and reward Eligible Employees who are able to influence the performance of the Group, on a basis which aligns their interests with those of the Company's shareowners. [Sch 14 Introduction]
PART 2 - ADMINISTRATION OF THE PLAN
3
THE PLAN
The Plan is hereby constituted, which Plan shall be administered for the purpose and in the manner set out in these Rules.
4
ADMINISTRATION OF THE PLAN
4.1
The Board is responsible for the operation and administration of the Plan, and has discretion to decide whether and on what basis the Plan shall be operated.
4.2
Subject to the provisions of the Plan and to the approval of the Board, the Board shall be entitled to make and establish such rules and regulations, and to amend the same from time to time, as they may deem necessary or expedient for the proper implementation and administration of the Plan.

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5
ANNUAL ACCOUNTS [Sch 14.8]
The Board shall ensure that a summary appears in the annual financial statements of the Company of the number of Shares conditionally Awarded, Allocated or Granted to
Participants in terms of Awards, Allocations or Grants, the number of Shares that may be utilised for the purposes of this Plan, any changes in such numbers during the financial year under review, the number of Shares held by any Employer Company which may be acquired by Eligible Employees and the number of Shares then under the control of the Board for Settlement to Participants in terms of this Plan.
6
AVAILABILITY OF SHARES
The Company shall:
6.1
at all times reserve and keep available, free from pre-emptive rights, out of its authorised but unissued share capital, such number of Shares as may be required to enable the Company to fulfil its obligations to Settle Shares to Participants;
6.2
ensure that Shares may only be issued or purchased for purposes of the Plan once a Participant (or group of Participants) to whom they will be Granted or Awarded has been formally identified. [Sch 14.9(a)]
6.3
ensure that Shares held for purposes of the Plan will not have their votes at general/annual general meetings taken into account for the purposes of resolutions proposed in terms of the JSE Listings Requirements or for purposes of determining categorisations as detailed in Section 9 of the JSE Listings Requirements. [Sch
14.10]
7
FUNDING
7.1
Other than any Tax/Social Liability as defined in 33.1, the consideration for Shares
(if any) acquired under the Plan, the costs incurred in the acquisition thereof, any administration or other expenses or administration fees properly incurred by or on behalf of the Company in order to give effect to the Plan and any duties payable upon the Settlement of Shares to Participants including issue duty, stamp duty, marketable securities tax and uncertificated securities tax (all of the aforegoing costs, expenses and duties hereinafter referred to as "Participation Costs") shall be funded, as the Board may from time to time direct.
7.2
The Company may recover from each Employer Company such Participation Costs as may be attributable to the participation of any of its employees in the Plan.
7.3
Notwithstanding the provisions of 7.2, the Company shall procure, if applicable, that

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the relevant Employer Company shall -
7.3.1
bear all costs of and incidental to the implementation and administration of the
Plan and shall, as and when necessary, provide all requisite funds and facilities for that purpose;
7.3.2
provide all secretarial, accounting, administrative, legal and financial advice and services, office accommodation, stationery and so forth for the purposes of the Plan;
8
MAXIMUM NUMBER OF SHARES WHICH MAY BE ACQUIRED BY PARTICIPANTS
8.1
Subject to 8.3 and the prior approval, if required, of any securities exchange on which Shares are listed, the prior authority of the shareholders of the Company in general meeting shall be required if the aggregate number of Shares which may be acquired by Participants under the Plan together with Any Other Plan is to exceed
60 011 669 Shares.
[Sch 14.1(b)]
8.2
Subject to 8.3 and the prior approval, if required, of any securities exchange on which Shares are listed, the prior authority of the Shareholders of the Company in general meeting shall be required if the aggregate number of Shares that may be acquired by any one Participant in terms of the Plan together with Any Other Plan is to exceed 2 100 000 Shares. [Sch 14.1(c)]
8.3
In the determination of the number of Shares which may be acquired by Participants in terms of 8.1 and 8.2, Shares shall not be taken into account, which have been purchased through the JSE. [Sch 14.9(c)] [Sch 14.12)]
8.4
The number of Shares referred to in 8.1 and 8.2 shall be increased or reduced in direct proportion to any adjustment in the Company's issued share capital as provided for in 31. [Sch 14.3(a)]
PART 3 – THE PERFORMANCE SHARE METHOD
9
AWARDS [Sch 14.1(f)]
9.1
The Board may, in its sole and absolute discretion, resolve to make Awards to
Eligible Employees.
9.2
The Board shall, as soon as reasonably practicable on or after the Award Date, notify the Eligible Employee of the Award in an Award Letter. The Award Letter
shall be in the form as prescribed by the Board from time to time and shall specify -
9.2.1
the maximum number of Performance Shares conditionally awarded to the
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9.2.2
the Award Date;
9.2.3
the Vesting Date;
9.2.4
the Performance Criteria imposed by the Board for the purpose of 11.1, which must be satisfied before the Settlement of any Performance Shares under an
Award to the Participant and the manner in which the number of Performance
Shares referred to in 9.2.1 shall be adjusted if the Performance Criteria are not satisfied (whether in whole or in part);
9.2.5
the Threshold Performance Criteria, the Target Performance Criteria and the
Full Performance Criteria;
9.2.6
the provisions of 32 and 33.2.
9.2.7
a stipulation that the Award is subject to the provisions of these Rules;
9.2.8
where a copy of the Rules might be obtained from for perusal; and
9.2.9
provision for signed acceptance by the Participant.
9.3
Subject to 13.1 and 28, an Award is (and Performance Shares are) personal to a
Participant and shall not be capable of being ceded, assigned, transferred or otherwise disposed of or encumbered by a Participant.
9.4
There shall be no consideration payable for the Award. [Sch 14.1(d)]
9.5
Subject to 28, a Participant shall not be entitled to any dividends (or other distributions made) and shall have no right to vote in respect of Performance Shares awarded to him in his Award, unless and until the Performance Shares under his
Award are Settled to him in accordance with the provisions of this Plan. [Sch
14.1(e)] [Sch 14.10]
9.6
Acceptance by an Eligible Employee of an Award shall be communicated to the
Board by the signature and return of the Award Letter, by not later than thirty days after the date of delivery of the relevant Award Letter to such Eligible Employee. An
Award which is not accepted by an Eligible Employee as aforesaid shall automatically be deemed to have been reacquired, subject to re-instatement or extension by the Board in its discretion.
9.7
An Award may be reacquired at any time after the date of acceptance thereof in terms of 9.6 if the Board and Participants so agree in writing.
10
SETTLEMENT OF PERFORMANCE SHARES
10.1
The Board shall meet before the Vesting Date in respect of an Award in order to assess the extent to which the Performance Criteria imposed on the Award have been satisfied.

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10.2
On the Vesting Date in respect of an Award, if and to the extent the Board has determined that the Performance Criteria imposed on the Award have been satisfied, and subject to 10.3, 12 and 33, the number of Performance Shares available to be Settled to a Participant under the Award determined in accordance with 11 and/or 14 (if applicable) shall be Settled to the Participant.
10.3
Notwithstanding 10.2, -
10.3.1
the Participant shall pay, in such manner as the Board may from time to time prescribe, any such additional amount of which the Board may notify the
Participant in respect of any deduction on account of Tax as may be required by Applicable Laws which may arise on the Settlement of Performance Shares to him;
10.3.2
the Company may, on the Vesting Date, discharge, in whole or in part, its obligation to Settle Performance Shares by paying, or procuring the payment by the relevant Employer Company, to the Participant a cash bonus equal to the Fair Market Value of the Shares to which a Participant becomes entitled in terms of 10.2, calculated on the Vesting Date.
11
LIMITATIONS ON THE SETTLEMENT OF PERFORMANCE SHARES
11.1
If the Board determines that the:
11.1.1
Threshold Performance Criteria have not been exceeded, then in such event the Award available for vesting shall not vest in or be Settled to the Participant, and shall be reacquired;
11.1.2
Threshold Performance Criteria have been exceeded, but the Performance
Criteria do not meet the Full Performance Criteria, the number of Performance
Shares to be Settled to a Participant shall be adjusted downward in the manner set out in the Award Letter; and
11.1.3
Full Performance Criteria have been met or exceeded, the total number of
Performance Shares available to be Settled to a Participant shall be so Settled.
11.2
Although the extent to which the Performance Shares under an Award may be
Settled to a Participant shall be conditional on, inter alia, the Board being satisfied that such Performance Criteria as imposed by the Board on the Award Date in accordance with 9.2 have been fulfilled, the Board may waive such Performance
Criteria if they consider in their absolute discretion that there are exceptional circumstances which would justify such a waiver.
11.3
Notwithstanding any other provision of these Rules, the Board shall, in its sole and absolute discretion, be entitled to amend the Performance Criteria contained in an
Award Letter to take account of any change in circumstances which render such

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Performance Criteria inappropriate or inapplicable; provided that no such amendment shall disadvantage and/or prejudice any Participant.
12
TIME FOR THE SETTLEMENT OF PERFORMANCE SHARES
Subject to 11, Performance Shares under an Award may only be Settled on their
Vesting Date. Any Award in respect of which Performance Shares are not so Settled shall be deemed to have been reacquired.
13
TERMINATION OF EMPLOYMENT [Sch 14.1(h)]
13.1
subject to clause
s
1.1.70
and
13.2, if a Participant ceases to be employed by the
Group by reason of a No Fault Termination
or upon the death of a Retired Executive
Manager
prior to the vesting of his Performance Shares, the Performance Shares available to be Settled to him under an Award in terms of 14 shall be so Settled to him on the Date of Termination of Employment
or on the date of death of the Retired
Executive Manager (whichever is applicable)
, unless the Board determines
otherwise. Any Award in respect of which Performance Shares are not so Settled shall be deemed to have been reacquired.
13.113.2
Notwithstanding clause
s
13.1
or
14
,
in the case of
an Executive Manager
whose
acceptance date of any Award was on or after
23 November 2015
, the
Executive
Manager
's rights in terms of clause
13.1
will not be affected by reason of his
retirement upon reaching the Retirement Date and he shall continue to have all of the rights, and be subject to all of the obligations of a Participant in terms of the
Plan, save that he shall not be entitled to receive any further Awards. Consequently, the Performance Shares available to be Settled to him under an Award made
on or
after
23 November 2015
, shall be Settled to him on the
normal
Vesting Date despite
that the
Executive Manager
ceases to be employed by the Group.
13.213.3
Subject to clause
1.1.67
1.1.70, if a Participant ceases to be employed by the Group
by reason of a Fault Termination, his Award shall be deemed to have been reacquired unless the Board determines otherwise, in which case the Performance
Shares available to be Settled to him as determined by the Board shall be so Settled on the Date of Termination of Employment.
14
EXTENT TO WHICH PERFORMANCE SHARES UNDER AN AWARD ARE
AVAILABLE FOR SETTLEMENT ON TERMINATION OF EMPLOYMENT [Sch
14.1(h)]
14.1
Subject to adjustment in terms of 14.2, if pursuant to 13, Performance Shares may be Settled to a Participant under his Award, the maximum number of Performance
Shares which may be Settled to him is to be calculated in accordance with the

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following formula (rounded down to the nearest whole Share), unless the Board in its sole discretion, permit him to acquire a greater number of Shares -
C
B
A X
where -
A
=
the number of Performance Shares originally
conditionally awarded to him in the Award;
B
=
the lesser of (a) number of completed calendar months
which have elapsed from the Award Date to the Date of
Termination of Employment; and (b) 36 calendar
months; and
C
=
36 calendar months.
14.2
The maximum number of Performance Shares to be Settled to a Participant in
accordance with 14.1 shall be adjusted as if the Group had met only the Target
Performance Criteria.
PART 4 – THE SHARE APPRECIATION METHOD
15
ALLOCATION [Sch
14.1(f)]
15.1
The Board may, in its sole and absolute discretion, resolve to allocate Share
Appreciation Rights to Eligible Employees.
15.2
The Board shall, as soon as reasonably practicable on or after the Allocation Date, notify the Eligible Employees of the Allocation by them in an Allocation Letter. The
Allocation Letter shall be in the form prescribed by the Board and shall specify -
15.2.1
the number of Share Appreciation Rights allocated to the Participant;
15.2.2
the Allocation Price per Share Appreciation Right;
15.2.3
the Allocation Date;
15.2.4
the Vesting Date;
15.2.5
the Performance Criteria imposed by the Board which must be satisfied before the vesting or Settlement of any Share Appreciation Rights under an Allocation

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to the Participant and the manner in which the awarded number of Share
Appreciation Rights shall be adjusted if the Performance Criteria are not satisfied (whether in whole or in part);
15.2.6
the provisions of 32 and 33.2;
15.2.7
a stipulation that the Allocation is subject to the provisions of these Rules;
15.2.8
where a copy of the Rules might be obtained from for perusal; and
15.2.9
provision for signed acceptance by the Participant.
15.3
Subject to 18.1 and 28, an Allocation is (and Share Appreciation Rights are)
personal to a Participant and shall not be capable of being ceded, assigned, transferred or otherwise disposed of or encumbered by a Participant.
15.4
There shall be no consideration payable for an Allocation. [Sch 14.1(d)]
15.5
Subject to 28, a Participant shall not be entitled to any dividends (or other distributions made) and shall have no right to vote in respect of Share Appreciation
Rights allocated to him, unless and until the Share Appreciation Rights under his
Allocation are Settled to him in accordance with the provisions of this Plan. [Sch
14.1(e)] [Sch 14.10]
15.6
Acceptance by an Eligible Employee of an Allocation shall be communicated to the
Board, in writing in such form as the Board may from time to time prescribe, by not later than thirty days after the date of delivery of the relevant Allocation to such
Eligible Employee. An Allocation which is not accepted by an Eligible Employee as aforesaid shall automatically be deemed to have been reacquired, subject to re-instatement or extension by the Board in its discretion.
15.7
An Allocation may be reacquired at any time after the date of acceptance thereof in terms of 15.6 if the Board and Participants so agree in writing.
16
VESTING OF SHARE APPRECIATION RIGHTS
16.1
On the Vesting Date in respect of an Allocation, and subject to the relevant
Performance Criteria having been met, 16.3 and 33, the number of Share
Appreciation Rights available for vesting under the Allocation shall vest in a
Participant.
16.2
If the relevant Performance Criteria in respect of any Allocation have not been met, the Share Appreciation Rights available for vesting shall not vest in a Participant, but shall be postponed to the following anniversary of the Allocation Date, and so forth, until the Performance Criteria are met (in which event vesting will then occur), or the Maximum Period is reached, whichever occurs first. Any Share Appreciation
Rights which have not vested as at the Maximum Date shall be reacquired.

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16.3
Notwithstanding 16.1 the Participant shall pay in such manner as the Board may from time to time prescribe any such additional amount of which the Board may notify the Participant in respect of any deduction on account of Tax as may be required by Applicable Laws which may arise on the vesting of Share Appreciation
Rights in him.
17
CONSEQUENCES OF VESTING
17.1
A Participant shall be entitled, on or after the vesting thereof but prior to the
Maximum Date, and by giving written notices to that effect to the Company (each an
"Exercise Notice"), to apply to the Board to exercise one or more of such Share
Appreciation Rights. Subject to Board approval, which shall not be unreasonably withheld, the Participant shall, in respect of each Share Appreciation Right exercised and approved as aforesaid, receive, and be Settled, such number of
Shares as is calculated in accordance with 17.4.
17.2
If a Participant elects not to exercise any Share Appreciation Rights on or after the vesting thereof, then Settlement shall not take place, and the provisions of 15.3,
15.4, 15.5, 27 and 30 shall continue to apply.
17.3
Subject to 18 and 25, on the expiry of the Maximum Period in respect of any Share
Appreciation Rights, such Share Appreciation Rights as have vested in a
Participant, but have not yet been exercised by the Participant, shall automatically be Settled.
17.4
A Participant shall, in respect of each Share Appreciation Right exercised in accordance with the provisions of this 17, be entitled to be Settled with such number of Shares as is equal to A where A is calculated in accordance with the following formula -
B
C)
(B -
A =
where -
A
=
the number of Shares to which a Participant is entitled in
respect of each Share Appreciation Right which has
been exercised or is deemed to have been exercised in
terms of 17;
B
=
the Fair Market Value of a Share on the date on which
such Share Appreciation Right is exercised or is
deemed to have been exercised in terms of 17;
C
=
the Allocation Price of such Share Appreciation Right;

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17.5
Notwithstanding 17.4, the Board may, in whole or in part, discharge its obligation to
Settle a Share Appreciation Right on the exercise thereof, by paying, or procuring the payment by the relevant Employer Company, to the Participant a cash bonus equal to the Fair Market Value of Shares to which a Participant is entitled in terms of
17.4.
18
TERMINATION OF EMPLOYMENT [Sch 14.1(h)]
18.1
Subject to clause
s
1.1.70
and
18.2, if a Participant ceases to be employed by the
Group by reason of a No Fault Termination
or upon the death of a Retired Executive
Manager
:
18.1.1
prior to the vesting of his Share Appreciation Rights, the Share Appreciation
Rights available to vest in him under an Allocation in terms of 19, shall be so vested and then Settled to him on the Date of Termination of Employment or on
the date of death of the Retired Executive Manager (whichever is applicable)
,
unless the Board determines otherwise; or
18.1.2
after the vesting, but prior to the exercise by him of his Share Appreciation
Rights, the Share Appreciation Rights available to be exercised shall automatically be deemed to be exercised and Settled to him on the Date of
Termination of Employment
or on the date of death of the Retired Executive
Manager (whichever is applicable)
, unless the Board determines otherwise.
18.2
Notwithstanding clause
s
18.1
or
19
, in the case of a
n Executive Manager
whose
acceptance date of any Allocation was on or after
23 November 2015
, the
Executive
Manager's
rights in terms of clause
18.1
will not be affected by reason of his
retirement upon reaching the Retirement Date and he shall continue to have all of the rights, and be subject to all of the obligations of a Participant in terms of the
Plan, save that he shall not be entitled to receive any further Allocations.
Consequently, the Share Appreciation Rights available to be Settled to him under an
Allocation
made
on or after
23 November 2015
, shall be Settled to him on the
normal
Vesting Date despite that the
Executive Manager
ceases to be employed by
the Group.
18.3
Any Allocation in respect of which Share Appreciation Rights are not so Settled shall be deemed to have been reacquired;
18.4
Subject to 1.1.70, if a Participant ceases to be employed by the Group by reason of a Fault Termination, his Allocation (whether prior to or after vesting) shall be deemed to have been reacquired, unless the Board determines otherwise, in which case the Share Appreciation Rights available to be Settled to him as determined by

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the Board shall be so Settled on the Date of Termination of Employment.
19
EXTENT TO WHICH SHARE APPRECIATION RIGHTS UNDER AN ALLOCATION
ARE AVAILABLE FOR VESTING ON TERMINATION OF EMPLOYMENT
[Sch
14.1(h)]
If pursuant to 18.1, Share Appreciation Rights vest in a Participant (or any other person or entity) under his Allocation, the maximum number of Share Appreciation Rights which may vest and be Settled to a Participant is to be calculated in accordance with the formula in 17.4 (rounded down to the nearest whole Share Appreciation Right),
PART 5 – THE RESTRICTED SHARE METHOD
20
THE GRANT [Sch 14.1(f)]
20.1
The Board may, in its sole and absolute discretion, select any Eligible Employee for participation in the Restricted Share Method, and may make a Grant to such Eligible
Employee as soon as practicable after any of the following dates:
20.1.1
the date of adoption of the Plan;
20.1.2
the day after the publication of the Company’s annual results for any period, unless prior thereto, there is any change announced or made to legislation or regulations affecting share incentive schemes generally; and
20.1.3
any day on which changes to the legislation or regulations affecting share incentive schemes are announced, effected or made;
20.1.4
any day on which the Board resolves that exceptional circumstances exist which justify the making of Grants; and
20.1.5
any day on which restrictions on the making of Grants are lifted, being restrictions imposed by any Applicable Laws.
20.2
The Board shall, as soon as reasonably practicable, notify the Eligible Employee of the Grant to him in a Grant Letter. The Grant Letter shall be in the form prescribed by the Board and shall specify -
20.2.1
the value of a Restricted Share as at the Grant Date;
20.2.2
the number of Restricted Shares Granted to the Eligible Employee;
20.2.3
the Matching Award due to the Eligible Employee in respect of these Restricted
Shares, and the applicable Matching Award Ratio;

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20.2.4
the Grant Date;
20.2.5
the Vesting Date;
20.2.6
the rules applicable to any Restricted Share and the Eligible Employee’s right to such Restricted Share;
20.2.7
the rules applicable to any Performance Share and the Eligible Employee’s
right to such Performance Share;
20.2.8
the steps an Eligible Employee must take to exercise a Restricted Share, and any Matching Award applicable to a decision not to exercise;
20.2.9
the provisions of 32 and 33.2;
20.2.10
a stipulation that the Grant is subject to the provisions of these Rules;
20.2.11
where a copy of the Rules might be obtained from for perusal; and
20.2.12
provision for signed acceptance by the Participant.
20.3
Subject to 24.1 and 28, a Grant is (and Restricted Shares and Performance Shares
are) personal to a Participant and shall not be capable of being ceded, assigned, transferred or otherwise disposed of or encumbered by a Participant.
20.4
There shall be no consideration payable for the acceptance of a Grant, and the
Participant shall acquire no rights in respect of any Restricted Shares or
Performance Shares until such Shares vest. [Sch 14.1(d)]
20.5
Subject to 28, a Participant shall not be entitled to any dividends (or other distributions made) and shall have no right to vote in respect of Restricted Shares allocated to him, unless and until the Restricted Shares under his Allocation are
Settled to him in accordance with the provisions of this Plan. [Sch 14.1(e)] [Sch
14.10]
20.6
Acceptance by an Eligible Employee of a Grant shall be communicated to the
Board, in writing in such form as the Board may from time to time prescribe, by not later than thirty days after the date of delivery of the relevant Grant to such Eligible
Employee. A Grant which is not accepted by an Eligible Employee as aforesaid shall automatically be deemed to have been reacquired, subject to re-instatement or extension by the Board in its discretion.
20.7
A Grant may be reacquired at any time after the date of acceptance thereof, if the
Board and the Participant so agree in writing.
21
MATCHING
21.1
On acceptance of the Grant by the Participant:
21.1.1
the Restricted Shares shall be designated to the Participant conditional to the

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provisions of 23 and 24;
21.1.2
the Restricted Shares referred to in 21.1.1 shall be matched by applying the
Matching Award referred to in 20.2.3, and Performance Shares shall be conditionally awarded to the Participant in terms of the applicable Matching
Award Ratio.
22
PERFORMANCE SHARES
All Performance Shares Awarded and accepted by a Participant in terms of the
Restricted Share Method shall thereafter be dealt with in accordance with the provisions of the Performance Share Method.
23
CONSEQUENCES OF VESTING OF RESTRICTED SHARES
23.1
On the Vesting Date in respect of a Grant, and subject to 23.2, 23.4 and 33, the number of Restricted Shares available for vesting under the Grant shall vest in a
Participant.
23.2
Notwithstanding 23.1, the Participant shall pay in such manner as the Board may from time to time prescribe any such additional amount of which the Board may notify the Participant in respect of any deduction on account of Tax as may be required by Applicable Laws which may arise on the vesting of Restricted Shares in him.
23.3
A Participant shall, on or within 30 days after the vesting thereof, and by giving written notices to that effect to the Company (each an "Exercise Notice"), apply to the Board to exercise one or more of such Restricted Shares. Subject to Board approval, which shall not be unreasonably withheld, the Participant shall, in respect of each Restricted Share exercised and approved as aforesaid, receive, and be
Settled, a Share for each Restricted Share.
23.4
Any Restricted Share not exercised by a Participant as detailed in 23.3 -
23.4.1
shall not be Settled;
23.4.2
shall continue to remain a Restricted Share until the Maximum Date; and
23.4.3
shall be matched with further Restricted Shares in line with the Matching Award
Ratio as decided by the Board from time to time.
23.5
Subject to 24 and 25, on the expiry of the Maximum Period in respect of any
Restricted Shares, such Restricted Shares as have vested in a Participant, but have not yet been exercised by the Participant, shall immediately be Settled unless the
Board determines otherwise.
23.6
Notwithstanding 23.3, the Company may, in whole or in part, discharge its obligation

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to Settle a Restricted Share on the exercise thereof, by paying, or procuring the payment by the relevant Employer Company, to the Participant a cash bonus equal to the Fair Market Value of Shares to which a Participant is entitled in terms of this
23.
24
TERMINATION OF EMPLOYMENT [Sch 14.1(h)]
24.1
Subject to clause
s
1.1.70
and
24.2, if a Participant ceases to be employed by the
Group by reason of a No Fault Termination
or upon the death of a Retired Executive
Manager
:
24.1.1
prior to the vesting of his Restricted Shares, the Restricted Shares available to vest in him under a Grant in terms of 23, shall be so vested and then Settled to him on the Date of Termination of Employment
or on the date of death of the
Retired Executive Manager (whichever is applicable)
, unless the Board
determines otherwise; or
24.1.2
after the vesting, but prior to the exercise by him of his Restricted Shares, the
Restricted Shares available to be exercised shall automatically be deemed to be exercised and Settled to him on the Date of Termination of Employment
or
on the date of death of the Retired Executive Manager (whichever is applicable)
, unless the Board determines otherwise.
24.2
Notwithstanding clause
24.1
in the case of a
n Executive Manager
whose
acceptance date of any Grant was on or after
23 November 2015
, the
Executive
Manager's
rights in terms of clause
24.1
will not be affected by reason of his
retirement upon reaching the Retirement Date and he shall continue to have all of the rights, and be subject to all of the obligations of a Participant in terms of the
Plan, save that he shall not be entitled to receive any further Grants. Consequently.
the Restricted Shares available to be Settled to him under a Grant made
on or after
23 November 2015
, shall be Settled to him on the
normal
Vesting Date despite that
the
Executive Manager
ceases to be employed by the Group.
24.3
Any Grant in respect of which Restricted Shares are not so Settled shall be deemed to have been reacquired;
24.4
Subject to 1.1.70, if a Participant ceases to be employed by the Group by reason of a Fault Termination, his Grant (whether prior to or after vesting) shall be deemed to have been reacquired, unless the Board determines otherwise, in which case the
Restricted Shares available to be Settled to him as determined by the Board shall be so Settled on the Date of Termination of Employment.

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PART 6 - GENERAL
25
PARTICIPATION BY EXECUTIVE DIRECTORS
25.1
The participation by executive directors in the Plan, including the making of any
Award, Allocation or Grant, or the Settlement thereof in Shares, shall at all times be approved and confirmed by the Remuneration Committee of the Board as constituted from time to time.
25.2
The participation by executive directors of the Group in the Plan, and the issue of
Shares to them, shall at all times comply with the provisions of section 222
the Act.
26
INSOLVENCY
26.1
All unvested Awards, Allocations or Grants shall be deemed to have been reacquired, and accordingly not entitle a Participant to Settlement of any Shares, upon the Participant making an application for the voluntary surrender of his estate or his estate being otherwise sequestrated or any attachment of any interest of a
Participant under the Plan, unless the Board, in its discretion, determines otherwise and then subject to such terms and conditions as the Board may determine.
26.2
If the Company is placed in final liquidation, the Secretary shall notify the Participant thereof in writing and he shall be entitled to require that he be Settled all or any of his Performance Shares, Share Appreciation Rights and Restricted Shares
(applying the provisions of 14, 17.4 and 23.3 respectively) within twenty-one days of such notification, failing which such Shares and Rights shall be deemed to have been reacquired. [Sch 14.1(e)]
27
POOR PERFORMANCE AND DISCIPLINARY PROCEDURES [Sch 14.1(h)]
In the event of pending disciplinary or poor performance procedures against any
Participant, or the contemplation of such procedures, then the vesting, exercise and/or
Settlement of any Award, Allocation or Grant shall be suspended until the final conclusion of such procedures, at which time the Award, Allocation or Grant shall vest, be exercised and/or be Settled, or the provisions of 13.3, 18.4 and 24.4 shall be applied, whichever is applicable.
28
DIVIDENDS
On the Settlement of any Shares in terms of the Performance Share Method or the
Restricted Share Method, the Board may in its sole and absolute discretion, Settle such further Shares in a Participant as are equivalent in value to any dividends which the
Participant would have earned had the Participant had full and unrestricted ownership in any Settled Performance Shares or Restricted Shares as from the Award or Grant

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Dates.
29
FAMILY ENTITIES
A Participant may, with the prior written consent of the Board and subject to such conditions as the Board may in its discretion determine, cede, assign or transfer his rights in and to an Award, Allocation or Grant (or the Performance Shares, Share
Appreciation Rights and Restricted Shares therein) to a Family Entity. Without derogating from the generality of the aforegoing, the Board may impose a condition that the Participant bind himself as surety for, and co-principal debtor in solidum with, the
Family Entity for the fulfilment of its obligations in terms of this Plan.
30
RIGHTS PRIOR TO SETTLEMENT
30.1
For the sake of clarity and the avoidance of any doubt, it is recorded that until the
Vesting Date the Participant shall not -
30.1.1
have any ownership interest in; or
30.1.2
receive any dividends and/or exercise any voting rights attached to; or [Sch
14.10]
30.1.3
have acquired,
Performance Shares, Share Appreciation Rights or Restricted Shares being the subject of any Award, Allocation or Grant.
31
ADJUSTMENTS [Sch 14.3]
31.1
Notwithstanding anything to the contrary contained herein but subject to 31.3, if the
Company makes a Special Distribution and/or if the Company restructures its capital in that it -
31.1.1
undertakes a rights offer; or
31.1.2
is placed in liquidation for purposes of reorganisation; or
31.1.3
is party to a scheme of arrangement affecting the structuring of its share capital;
31.1.4
undertakes a conversion, redemption, subdivision or consolidation of its ordinary share capital; or
31.1.5
undertakes a bonus or capitalisation issue,
such adjustments shall be made to the rights of Participants as may be determined to be fair and reasonable to the Participants concerned by the Board; provided that any adjustments pursuant to this 31.1 shall be confirmed by the Auditors and should give a Participant the entitlement to the same proportion of the equity capital as he was previously entitled, and should any Participant be aggrieved, he may he utilise

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the dispute procedures set out in 37. No adjustments shall be required in terms of this 31.1 if the provisions of 31.3 to 31.5 are applicable or in the event of an issue by the Company of any securities or securities convertible into Shares as consideration for an acquisition.
31.2
For the purposes of 31.1, the Company shall be deemed to make a "Special
Distribution" if it distributes Shares or any other asset (including cash) to its shareholders -
31.2.1
in the course of, and as part of any unbundling, reorganisation, rationalisation, compromise, arrangement or reconstruction (including the amalgamation of two or more companies or entities);
31.2.2
in the course of, or as part of, a reduction of capital (including a share repurchase);
31.2.3
as a special dividend or other payment in terms of
section 90 of
the Act;
and/
or
31.2.4
in the course or in anticipation of the deregistration or liquidation of a company for any of the above purposes;
provided that, this 31.2 shall not apply to normal annual interim and final cash or scrip dividends declared by a Company.
31.3
No adjustments shall be required in terms of 31.1 in the event of the issue of equity securities as consideration for an acquisition in terms of 31.4, the issue of securities for cash and the issue of equity securities for a vendor consideration placing.
[Sch 14.3(c)]
31.4
Subject to 31.5, if the Company undergoes a Change of Control after an Award
Date, Allocation Date or Grant Date, then the rights of Participants' under this Plan are to be accommodated on a basis which shall determined by the Board to be fair and reasonable to Participants. [Sch 14.1(g)]
31.5
If the Company undergoes a Change of Control pursuant to a transaction, the terms of which make provision for Participants' rights under this Plan to be accommodated on a basis which is determined by an independent merchant bank to be fair and reasonable to Participants, the provisions of 31.3 shall not apply; provided that, in such an event, if a Participant's employment by any member of the Group is terminated for any reason whatsoever (including his resignation but excluding the manner contemplated in 1.1.70) within 12 months following the Implementation Date he shall be entitled to be Settled on mutatis mutandis the basis of 31.3 had 31.3 been applicable. [Sch 14.1(g)]
32
REACQUISITION [Sch 14.3(f)]
If, in terms of any provision of this Plan, any Award, Allocation, Grant, Performance

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Share, Share Appreciation Right, or Restricted Share is deemed to have been reacquired, the Company is hereby irrevocably and
in rem suam nominated,
constituted and appointed as the sole attorney and agent of the Participant concerned in that Participant's name, place and stead to sign and execute all such documents and do all such things as are necessary for that purpose.
33
TAX LIABILITY
33.1
Notwithstanding any other provision in these Rules (including 10.3 and 16.3), if the
Company or an Employer Company are obliged (or would suffer a disadvantage of any nature if they were not) to account for, withhold or deduct any (a) Tax in any jurisdiction which is payable in respect of, or in connection with, the making of any
Award or Allocation, the Settlement to a Participant of Shares, the payment of a cash amount and/or otherwise in connection with the Plan and/or (b) any amount in respect of any social security or similar contributions which would be recoverable from a Participant in respect of the making of any Award or Allocation, Settlement to a Participant of Shares, the payment of a cash amount and/or otherwise in connection with the Plan (the obligations referred to in (a) and (b) hereinafter referred to as a "Tax/Social Liability"), then the Company or the Employer
Company (as the case may be) shall be entitled to account for, withhold or deduct such Tax/Social Liability or the Company and/or the Employer Company shall be relieved from the obligation to Settle any Shares to a Participant or to pay any
amount to a Participant in terms of the Plan until that Participant has either -
33.1.1
made payment to the relevant Employer Company of an amount equal to the
Tax/Social Liability; or
33.1.2
entered into an arrangement which is acceptable to the relevant Employer
Company to secure that such payment is made (whether by authorising the sale of some or all of the Shares to be Settled to him and the payment to the relevant person of the relevant amounts out of the proceeds of the sale or otherwise).
33.2
The Company is hereby irrevocably and in rem suam nominated, constituted and appointed as the sole attorney and agent of a Participant, in that Participant's name, place and stead to sign and execute all such documents and do all such things as are necessary to give effect to the provisions of 33.1.2.
34
LISTINGS AND LEGAL REQUIREMENTS
Notwithstanding any other provision of this Plan, -
34.1
no Shares shall be Settled on any Participant or acquired pursuant to this Plan if the
Board determines, in their sole discretion, that such Settlement will or may violate any Applicable Laws or the listings requirements of any securities exchange on

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which the Shares of the Company are listed; and
34.2
the Company shall apply for the listing of all Shares which are Settled to Participants on the JSE; and
34.3
it is recorded that the Company shall not be obliged to apply for, or procure, the listing of Shares which have been Settled to Participants on any securities exchange other than the JSE.
35
AMENDMENT OF THE PLAN [Sch 14.2]
35.1
It shall be competent for the Board to amend any of the provisions of the Plan subject to the prior approval (if required) of every stock exchange on which the
Shares are for the time being listed; provided that no such amendment affecting the vested rights of any Participant shall be effected without the prior written consent of the Participant concerned, and provided further that no such amendment affecting any of the following matters shall be competent unless it is sanctioned by ordinary resolution of 75% (seventy-five percent) of the shareholders of the Company in general meeting, excluding all of the votes attached to Shares owned or controlled by existing Participants in the Plan -
35.1.1
the definition of Eligible Employees and Participants;
35.1.2
the definition of Allocation Price;
35.1.3
the definition of Fair Market Value;
35.1.4
the calculation of the total number of Shares which may be acquired for the purpose of or pursuant to the Plan;
35.1.5
the calculation of the maximum number of Shares which may be acquired by any Participant in terms of the Plan;
35.1.6
the voting, dividend, transfer or other rights (including rights on liquidation of the Company) which may attach to any Grant or Award; [Sch 14.10] [Sch
14.1(e)]
35.1.7
the provisions in these Rules dealing with the rights (whether conditional or otherwise) in and to the Share Appreciation Rights, Bonus Shares or
Performance Shares of Participants who leave the employment of the Group prior to Vesting or Exercise;
35.1.8
the basis for Awards, Allocations and Grants in terms of these Rules;
35.1.9
the provisions of 31.4; or
35.1.10
the provisions of this 35.
35.2
Without derogating from the provisions of 35.1, if it should become necessary or

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desirable by reason of the provisions of Applicable Laws at any time after the signing of these Rules, to amend the provisions of these Rules so as to preserve the substance of the provisions contained in these Rules but to amend the form so as to achieve the objectives embodied in these Rules in the best manner, having regard to such Applicable Laws and without prejudice to the Participants concerned, then the Board may (with the prior approval (if required) of every stock exchange on which the Shares are at the time listed) amend these Rules accordingly.
36
STRATE
Notwithstanding any provision in these Rules, the Company shall not be obliged to deliver the Participant share certificates in respect of the Shares settled to him in terms of these Rules but shall instead be obliged to procure such electronic transactions and/or entries and to deliver to the Participant such documents (if any) as may be required to reflect his rights in and to such Shares pursuant to the provisions of the Act, the Security Services Act 36 of 2004, the Rules of the Central Securities Depository
(being Share Transactions Totally Electronic Limited) and the requirements of the JSE.
37
DISPUTES
37.1
Should any dispute of whatever nature arise from or in connection with these Rules
(including an urgent dispute), then the dispute shall, unless the parties thereto otherwise agree in writing:
37.1.1
in the first instance be referred to mediation by a mediator acceptable to both parties; and
37.1.2
failing resolution by mediation or agreement in respect of a mediator, shall be finally resolved in accordance with the Rules of the Arbitration Foundation of
South Africa by an arbitrator or arbitrators appointed by the Foundation.
37.2
This clause is severable from the rest of these Rules and shall remain in effect even if these Rules are terminated for any reason.
38
PROFITS AND LOSSES AND TERMINATION OF THE PLAN
38.1
The Company shall bear any losses sustained by the Plan which are not recovered from Employer Companies in terms of 7. Furthermore, the Company shall be entitled to receive and be paid any profits made in respect of the purchase, acquisition, sale or disposal of Shares.
38.2
The Plan shall terminate if the Board so resolves. Any deficit arising from the winding up of the Plan shall be borne by the Company, to the extent not recovered by the Company from Employer Companies.

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39
DOMICILIUM AND NOTICES
39.1
The parties choose domicilium citandi et executandi for all purposes arising from the
Plan, including the giving of any notice, the payment of any sum, the serving of any process, as follows -
39.1.1
the Company
:
The address and telefax number of
the Registered Office of the
Company from time to time
39.1.2
each Participant
:
The physical address, telefax
number and electronic address from
time to time reflected as being his
address, telefax number and/or
electronic address in the Group's
payroll system from time to time.
39.2
Each of the parties shall be entitled from time to time, by written notice to the other, to vary its domicilium to any other physical address and/or its facsimile number and/or (in the case of a Participant) his electronic address; provided in the case of a
Participant such variation is also made to his details on the Group's payroll system.
39.3
Any notice given and any payment made by any party to the other which -
39.3.1
is delivered by hand during the normal business hours of the addressee at the addressee's domicilium for the time being shall be rebuttably presumed to have been received by the addressee at the time of delivery;
39.3.2
is posted by prepaid registered post from an address within the Republic of
South Africa to the addressee at the addressee's domicilium for the time being shall be rebuttably presumed to have been received by the addressee on the seventh day after the date of posting.
39.4
Any notice given by any party to any other party which is transmitted by electronic mail and/or facsimile to the addressee at the addressee's electronic address and/or facsimile address (as the case may be) for the time being shall be presumed, until the contrary is proved by the addressee, to have been received by the addressee on the date of successful transmission thereof.
40
COMPLIANCE [Sch 14 Generally]
40.1
The Company shall comply with (and procure compliance by all members of the
Group with) all Applicable Laws. The Plan shall at all times be operated and administered subject to all Applicable Laws.
40.2
Without derogating from the generality of the aforegoing, the Company shall -

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40.2.1
appoint the Secretary as Compliance Officer of the Plan in terms of section
144A of the Act and comply with the provisions of section 144A of the Act;
40.2.2
comply with section 93 of the Act;
40.2.340.2.1
ensure compliance with Schedule 14 and paragraphs 3.63 to 3.74 of the
Listings Requirements of the JSE. [Sch 14.9(d)]
40.3
The Company, by its signature hereto, undertakes to procure compliance by every
Employer Company with these Rules.
41
GENERAL PROVISIONS
41.1
The rights and obligations of any Participant under the terms of his office or employment with any Employer Company shall not be affected by his participation in the Plan or any right which he may have to participate in it. The Plan shall not entitle a Participant to any right to continued employment or any additional right to compensation in consequence of the termination of his employment.
41.2
The Plan shall be governed and construed in accordance with the laws of the RSA.
Signed at
on
20…..
For and on behalf of Harmony Gold Mining
Company Limited
GP Briggs
Chief Executive Officer
These Rules were duly adopted at a meeting of the Company held at Randfontein on 10 th
of
November 2006, and as further amended at the annual general meeting of the Company held at Johannesburg Country Club on 1 December 2010 in order to comply with the amendments to Schedule 14 of the JSE Limited Listing Requirements. [Sch 14.1]

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_____________________
Chairman of the Meeting